RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 4, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn.:	Patrick Enunwaonye
Gary Todd

Re:	China Energy Savings Technology, Inc. Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the quarter ended December 31, 2004 File No. 000-31047

Messrs. Enunwaonye and Todd:

On behalf of China Energy Savings Technology, Inc. (the "Company"), set forth below are the Company’s supplemental responses to the Staff’s comment letter dated July 12, 2005 with respect to the above referenced periodic reports of the Company (the “Staff Comment Letter”). This response supplements our response to the Staff Comment Letter filed with the Commissioner on July 28, 2005. We have reproduced the Staff’s comment and have followed such comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the fiscal year September 30, 2004

Revenue and Deferred Revenue Recognition, page F-12

9.
We refer to comment 18. Tell us how you determine the discount rate at inception of an energy savings contract arrangement. Please also identify the expected useful life of the energy savings equipment and the typical term/life of an energy savings contract. Please also provide us a specific example showing us how you applied the accounting model described in your response. Show us how you recorded the arrangement at inception and how you recognized income over time. Provide an explanation for the basis and timing of each amount. That is, provide us a complete example, including journal entries.

Securities and Exchange Commission
Division of Corporation Finance
August 4, 2005

Response:

The discount rate used to determine the net present value of the energy savings sharing contracts was the best lending rates offered by banks in China at the period end. The expected useful life of the energy savings equipment is usually 15 years under normal conditions while the typical term of an energy savings contracts is usually five to seven years. We use a specific example of an energy savings sharing contract of Shenyang Deqin Technology and Development Limited to illustrate the accounting model of such arrangement as follows:

(a)
The Company recognizes its revenue under profit sharing agreements when the amounts are fixed and determinable and collectability is reasonable assured. When the energy savings sharing contract was made between the Company and Shenyang Deqin Technology and Development Limited, the sales invoice of the energy savings equipment had been issued to Shenyang Deqin Technology and Development Limited and the energy savings equipment had been delivered, tested and accepted by this customer, the Company would make the following accounting entries:

Dr.	Notes receivable	RMB14,715,000
Cr.	Sales		RMB14,715,000

Dr.	Cost of sales	RMB6,951,210
Cr.	Inventories		RMB6,951,210

(b)
When Shenyang Deqin Technology and Development Limited made its repayment to the Company in cash according to the actual amount of energy savings computed at an agreed percentage of average energy savings rate of 26.28%, i.e. actual repayment made by Shenyang Deqin Technology and Development Limited on August 2003 was RMB480,311.80, the portion of monthly repayment to notes receivable was RMB245,250, resulting in an interest income of RMB235,061.80.

The details of the accounting entries are as follows:

Dr.	Cash	RMB480,311.80
Cr.	Notes receivable		RMB245,250.00
Cr.	Interest income		RMB235,061.80

Securities and Exchange Commission
Division of Corporation Finance
August 4, 2005

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                Very truly yours,

                Richardson & Patel LLP

/s/ Kevin K. Leung

Enclosures
cc (w/o encs.):	Mr. Sun Li, China Energy Savings Technology, Inc.
Mr. Dean Yamagata, Moore Stephens